January 24, 2008

MEMORANDUM

TO:	Division of Corporation Finance United States Securities and Exchange Commission

FROM:	Halliburton Company

RE:
Halliburton Company
Form 10-K for the Fiscal Year Ended December 31, 2006
Forms 10-Q for the Fiscal Quarters Ended March 31, 2007, June 30, 2007 and
September 30, 2007
Supplemental Response dated November 15, 2007
File No. 001-03492
Response to SEC Staff Comments dated January 15, 2008

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated January 15, 2008 regarding our filings referenced above.  Where applicable, our responses refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “2006 Form 10-K”) or our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007 (the “June 30, 2007 Form 10-Q”).  For your convenience, our responses are prefaced by the staff’s corresponding comment in italicized text.

We respectfully submit that, as our responses below indicate, we do not believe that amendments to the 2006 Form 10-K or the June 30, 2007 Form 10-Q are necessary or should be required in connection with the staff’s comments.  We will consider adjusting disclosures in future filings as noted in this response letter when appropriate.

Form 10-K for the Fiscal Year Ended December 31, 2006

1.
We note your response to prior comment 1 and reissue the comment.  Given the significance of the LogCAP III contract to your business in 2006, and taking into account the amount of backlog as of 12/31/2006, it is unclear why you believe that the contract was not “a contract upon which [your] business [was] substantially dependent.”  Please amend the Form 10-K to file the contract as an exhibit, or provide us with a detailed analysis supporting your position.

Response:  Our response to comment #1 is contained in Annex A, which contains confidential information that we are providing to the staff on a supplemental basis.  We have requested confidential treatment for Annex A pursuant to Rule 83 of the SEC’s rules and regulations relating to Commission records and information.

Note 13, Other Commitments and Contingencies, page 99

2.
We have reviewed your response to comment 1 of our letter dated October 31, 2007 in which you identify numerous legal and other contingent matters disclosed in Notes 12 and 13.  Your response states that you believe it remote that a material loss will be incurred with respect to these matters but does not indicate your intention to disclose this fact.  To aid investor understanding of these matters, provide clear indication of your assessment of the likelihood of a material loss for each matter disclosed in future filings.

Response:  In future disclosures, we will provide a clear indication of our assessment regarding the likelihood of a material loss for each matter disclosed, and we will provide an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

3.
On a related matter, the list of legal and other contingent matters provided in your response does not address your conclusions with regards to the Iraqi overtime litigation disclosed on page 103.  We note your current disclosure states:  “It is premature to assess the probability of an adverse result…”  Based on the facts available at the time of issuance of your financial statements, your disclosure in future filings should state whether the likelihood of a material loss related to this matter was considered probable, reasonably possible or remote as defined in paragraph 3 of SFAS 5.

Response:  The Iraqi overtime litigation issue is no longer a remaining contingency for Halliburton.  This contingency relates to the business of KBR, which is now separate from and unrelated to Halliburton.  However, we note the Staff’s comment and in future disclosures we will clarify the likelihood of a material loss for each matter disclosed per criteria defined in paragraph 3 of Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies.”

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Note 2, KBR, Inc. Separation, page 6

4.	Explain to us how you intend to disclose any changes in, and the period-end balance of, the KBR indemnification liability in future periods.

Response:  Our intention is to report material changes in, and the period-end balance of, the KBR indemnities in the notes to our condensed consolidated financial statements and/or Management’s Discussion and Analysis of Financial Condition and Results of Operations in our quarterly periodic reporting and annual Form 10-K.

*           *           *

Halliburton Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings referenced above, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Evelyn Angelle of Halliburton Company at (281) 575-4770 with any questions or comments.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY HALLIBURTON COMPANY

Annex A

Annex A contains confidential information that we are providing to the staff on a supplemental basis.  We have requested confidential treatment for Annex A pursuant to Rule 83 of the SEC’s rules and regulations relating to Commission records and information.